Exhibit 99.1

TD Bank Group Comments on Expected Impact of TD Ameritrade Holding Corp.'s Third Quarter Earnings

Toronto, July 17, 2012 - TD Bank Group announced today that it expects TD Ameritrade's third quarter earnings to translate into a contribution of approximately CDN$56 million to fiscal 2012 third quarter net income for its Wealth and Insurance segment, which will be reported under International Financial Reporting Standards.

TD Bank Group will release its third quarter financial results and webcast its quarterly earnings conference call live on August 30, 2012. Conference call and webcast details will be announced closer to that date.

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Waterhouse, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 8 million online customers. TD had CDN$773 billion in assets on April 30, 2012. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For more information, please contact: Amanda Tran, Corporate Communications, Amanda.Tran@td.com, 416-983-7212; Rudy Sankovic, Investor Relations, 416-308-9030